RECEIVED

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

March 9, 2007

07021842

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated March 9, 2007 [English translation].

The Company also filed the Tender Offer Result Report dated March 9, 2007 (in Japanese) with the Director of Kanto Local Finance Bureau, stating the result of the tender offer for the shares of Nippon Katan Co., Ltd.

Sumitomo Corporation
1-8-11 Harumi Chuo-ku Tokyo 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

March 9, 2007:

To Whom It May Concern:

Company: Sumitomo Corporation
Representative Person: Motoyuki Oka, President and CEO
(Stock Code: 8053, 1st Section of the Tokyo Stock Exchange)
Contact Mitsuru Iba, Corporate Communications Dept. General Manager
(TEL : +81−3−5166−3089)

Announcement of the Result of the Tender Offer and Changes in the Subsidiary

Sumitomo Corporation (hereinafter referred to as the "Company") resolved at its Board meeting held on January 30, 2007 to commence a tender offer (the "Tender Offer") for the shares of Nippon Katan Co., Ltd. (Stock Code: 5613 JASDAQ; hereinafter referred to as "Nippon Katan"). The Tender Offer procedure, which was commenced on February 7, 2007, was completed on March 8, 2007. In view thereof, the announcement on the result thereof is hereby provided and stated below.

Please also be informed that, as a result of the Tender Offer, Nippon Katan will be a consolidated subsidiary of the Company as of the commencement date of settlement (March 16, 2007).

I. Result of the Tender Offer

1. Outline of the Tender Offer (As Announced on January 30, 2007)

(1) Name of the Target Company: Nippon Katan Co., Ltd.:

(2) Number of Share Certificates and Other Securities to Be Purchased:

Type of Shares	Number of Shares to be Purchased	Number of Shares to be Over-Purchased
Share Certificate	− Shares	− Shares
Certificate of Stock Acquisition Rights	− Shares	− Shares
Certificate of Bond with Stock Acquisition Rights	− Shares	− Shares
Deposit Receipt for Share Certificates and Other Securities	− Shares	− Shares
Total	− Shares	− Shares

Note 1) The maximum number of share certificates or other securities purchased (5,278,088 shares) represented all the outstanding shares of Nippon Katan (9,720,000 shares) as of September 30, 2006, as described in the 122nd Semi-Annual Report (submitted on December 15, 2006), minus the shares (3,791,000 shares) held by the Company and the treasury shares (650,912 shares) held by Nippon Katan.

Note 2) No maximum or minimum number of shares was set for the shares to be acquired through the Tender Offer. The Company purchased all of the

share certificates or other securities (the "Applied Share Certificates") of the persons (the "Applying Shareholders") that accepted the application for the purchase of the share certificate and the other securities for the Tender Offer, or offered the disposal of such certificates, in response to the Tender Offer.

(3) Tender Offer Period

From Wednesday, February 7, 2007 to Thursday, March 8, 2007 (21 business days)

(4) Purchase Price for the Tender Offer 526 yen per share

2. Result of the Tender Offer

(1) Application for the Tender Offer

As provided in the public notice of Tender Offer and Registration for Tender Offer, the Company purchases all of the Applied Share Certificates.

Types of Shares	Number of Shares to be Purchased	Number of Shares to be Over-Purchased	Number of Shares Applied	Number of Shares Purchased
Share Certificate	— Shares	— Shares	4,835,200 Shares	4,835,200 Shares
Certificate of Stock Acquisition Rights	— Shares	— Shares	— Shares	— Shares
Certificate of Bond with Stock Acquisition Rights	— Shares	— Shares	— Shares	— Shares
Deposit Receipt for Share Certificates and Other Securities ( )	— Shares	— Shares	— Shares	— Shares
Total	— Shares	— Shares	4,835,200 Shares	4,835,200 Shares

(2) The Percentage of Voting Rights of the Share Certificates and Other Securities after the Tender Offer

Number of Voting Rights Represented by the Share Certificates and Other Securities Owned by the Tender Offeror after the Tender Offer	8,626 units	(Percentage of Voting Rights of the Share Certificates and Other Securities after the Tender Offer: 95.61%)
Number of Voting Rights Represented by the Share Certificates and Other Securities Owned by Specially Related Parties after the Tender Offer	— units	(Percentage of Voting Rights of the Share Certificates and Other Securities after the Tender Offer: — %)
Total Number of Voting Rights	9,019 units	

of the Shareholders of the Target Company		

(Note 1) The "Total Number of Voting Rights of the Shareholders of the Target Company" represented the total number of voting rights of all of the shareholders as described in the 122nd Semi-Annual Report as of September 30, 2006 (submitted on December 15, 2006). Since the number of shares constituting less than a whole unit and applied for the Tender Offer was 3,200, for the purpose of calculating the "Percentage of the Voting Rights of the Share Certificates and Other Securities after the Tender Offer", the denominator was calculated to be 9,022 units, which was the sum of the number of the voting rights held by all of the shareholders of the target company as of September 30, 2007 (9,019 units) and the number of the voting rights of the shares constituting less than a whole unit (3 units) which was applied for the Tender Offer.

(Note 2) In calculating the percentage of the voting rights of the share certificates and other securities after the Tender Offer, the figures were rounded to the second decimal place.

(3) The Method of Calculation for the Proportional Purchase

Not applicable.

(4) Funds Required for the Purchase of the Share Certificates and Other Securities

2,543 million yen

(5) The Method and Commencement Date of Settlement

(a) Name and Location of the Head Office of the Securities Company or Financial Institution, etc. in Charge of the Settlement of the Tender Offer

Daiwa Securities SMBC Co., Ltd. 8-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo (TOB Agent)

Daiwa Securities Co. Ltd. (Sub-Agent) 6-4, Ohtemachi 2-chome, Chiyoda-ku, Tokyo

(b) Commencement Date of Settlement

Friday, March 16, 2007

(c) Method of Settlement

After the Tender Offer Period, a notice of purchase will be mailed to the address or the location of the Applying Shareholders (or the address of the standing proxy, in the case of foreign shareholders) without delay.

Payment of the Purchase Price will be made in cash. The TOB Agent or the Sub-Agent will, in accordance with the Applying Shareholders' instructions, remit the purchase price for the share certificates without delay, on or after the commencement date of settlement, to the places designated by the Applying Shareholders, or pay such purchase price at the head office or branch offices that accepted the applications.

3. Expected Effects of the Tender Offer on the Company's Results

The Tender Offer will have a minor effect on the consolidated and the non-consolidated financial position of the Company.

4. Policies and Other Matters after the Tender Offer

As a result of the Tender Offer, Nippon Katan will become a consolidated subsidiary of the Company as of the commencement date of settlement (March 16, 2007).

The Company intends to make Nippon Katan its wholly-owned subsidiary. Because the Company was not able to obtain all of the outstanding shares of Nippon Katan through

the Tender Offer, the Company currently plans to purchase the remaining shares through a share exchange to make the Company the parent company, which will hold all the shares, and Nippon Katan its wholly-owned subsidiary (the "Share Exchange"). The Company intends to proceed with the Share Exchange in accordance with the procedure for simplified reorganization under Article 784, Paragraph 1, of the Corporations Law, in which no resolution of the shareholders meeting of Nippon Katan will be required. It is likely that the Share Exchange will take place around August 2007, however the details of the Share Exchange, such as the consideration therefor, are still unknown, and will be decided around April or May 2007.

For the Share Exchange, the amount of the shares to be provided or the money, etc. to be paid will be calculated based on the purchase price for the Tender Offer, and will be comparable thereto. However, it may be different from the purchase price for the Tender Offer considering the change of circumstances of Nippon Katan's business, stock market and business performance of the Company and of Nippon Katan, etc. In addition, in the event that, in connection with the Share Exchange, any shareholder of Nippon Katan requests it to purchase its shares held by such shareholder pursuant to the relevant laws, the purchase price per share for such shares may be different from the purchase price for the Tender Offer or the economic value received by the shareholders for the Share Exchange. You are advised to consult with your tax advisors as to the tax implication of the Share Exchange or the claim for purchase of shares relating to the Share Exchange.

Although Nippon Katan's shares are currently listed in the JASDAQ Securities Exchange, those shares will be delisted through the prescribed procedure, in accordance with the standards for delisting of shares in the JASDAQ Securities Exchange, as a result of the Share Exchange. When Nippon Katan's shares are delisted, such shares cannot be traded at the JASDAQ Securities Exchange, and will be difficult to sell in the future.

II. Changes in the Consolidated Subsidiary

As the result of the Tender Offer, Nippon Katan will be a consolidated subsidiary of the Company as of the commencement date of settlement (March 16, 2007).

1. Profile of the Subsidiary with the aforesaid Changes

(As of September 30, 2006)

(1)	Trade Name	Nippon Katan Co., Ltd.:
(2)	Representative Person	Hiroshi Morikawa, President and Director
(3)	Head Office	13-1, Isoshimaminami-machi, Hirakata, Osaka
(4)	Date of Incorporation	September 2, 1918
(5)	Main Scope of Business	Manufacturing and sales of electric equipment, industrial facilities, etc., and providing research services for technology relating to electric and other services.
(6)	Closing Date of Business Year	March 31
(7)	Number of Employees	70
(8)	Share Capital	885 million yen
(9)	Number of Outstanding Shares	9,720,000 shares

(10) Major Shareholders and Respective Shareholding Ratio

Sumitomo Corporation:	39.00%
Hitachi Metals, Ltd.:	25.01%
Sumitomo Electric Industries, Ltd.:	10.72%
Nippon Katan Co., Ltd.:	6.70%
Nippon Katan Customers' Share-Holding Association:	1.58%
The Bank of Kyoto, Ltd.:	0.49%
Nihon Kasen Kanamono *Kabushiki Kaisha*:	0.41%
Hamana Konpou Yusou *Kabushiki Kaisha*:	0.38%
Keiko Matsuda:	0.35%
Kiyoshi Nakatani:	0.33%
Nippon Katan Employees' Share-Holding Association:	0.33%

(11) Results from Recent Business Years

Consolidated Financial Results (In million yen)

Business Year	Business Year Ending on March 2005	Business Year Ending on March 2006
Sales	5,719	3,718
Gross Profit on Sales	1,240	1,078
Operating Profit	421	390
Ordinary Profit	426	404
Net Profit	305	952
Total Assets	6,168	7,552
Shareholders' Equity	3,801	4,711

Non-Consolidated Financial Results (In million yen)

Business Year	Business Year Ending on March 2005	Business Year Ending on March 2006
Sales	5,224	2,922
Gross Profit on Sales	1,123	959
Operating Profit	370	351
Ordinary Profit	379	371
Net Profit	283	930
Total Assets	5,749	7,100
Shareholders' Equity	3,504	4,392
Dividend per Share for the Accounting Year	7.0 yen	7.0 yen

2. Expected Effective Date of the aforesaid Changes in the Consolidated Subsidiary

March 16, 2007

3. Expected Effects of the Changes in the Consolidated Subsidiary on the Company's Results

The Changes in the Consolidated Subsidiary will have a minor effect on the consolidated and the non-consolidated financial position of the Company.

END